Exhibit 99.1

Ctrip Reports Unaudited Second Quarter of 2019 Financial Results

Shanghai, China, September 9, 2019 - Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Key Highlights for the Second Quarter of 2019

•	Ctrip reported strong financial results for the second quarter of 2019.

•

Income from operations increased by 84% year-over-year to RMB1.3 billion (US$194 million). Excluding share-based compensation charges, non-GAAP income from operations increased by 43% year-over-year to RMB1.7 billion (US$251 million) in the second quarter of 2019.

•	Net revenue increased by 19% year-over-year to RMB8.7 billion (US$1.3 billion) in the second quarter of 2019.

•	Ctrip’s international businesses sustained robust growth momentum.

•

The growth rate of the international hotel business and international air business (excluding the Skyscanner business) in the second quarter of 2019 more than doubled that of the China outbound traffic growth in the same period.

•

In the second quarter of 2019, revenues generated from international businesses, including travel services for cross-border travelers in Greater China area and users in foreign countries, accounted for over 35% of total revenue in the second quarter of 2019.

•	Ctrip increased its presence in lower-tier cities in China.

•	Ctrip branded low-star hotel room-nights increased more than 50% year-over-year in the second quarter of 2019.

•	Gross merchandise value, or GMV, of the offline stores experienced continued strong growth, with daily GMV reaching RMB120 million during peak days.

“We are encouraged by our results across our businesses and markets,” said Jane Sun, Chief Executive Officer. “Our team continued to push the product coverage in scope and depth, improve customer service quality, and expand our exposure in domestic and oversea markets. We are confident and excited about the long-term future for the travel industry in China and the world.”

“Today, we also announced a proposal to change the company’s name to Trip.com Group Limited,” said James Liang, Executive Chairman. “The new name reflects the services and products we provide, and can be easily remembered by global users. In October, we will celebrate the 20th Anniversary. Over the next decade, we will strive to become one of the most innovative and respected companies in the global travel industry.”

Second Quarter of 2019 Financial Results and Business Updates

For the second quarter of 2019, Ctrip reported net revenue of RMB8.7 billion (US$1.3 billion), representing a 19% increase from the same period in 2018. Net revenue for the second quarter of 2019 increased by 6% from the previous quarter.

Accommodation reservation revenue for the second quarter of 2019 was RMB3.4 billion (US$497 million), representing a 21% increase from the same period in 2018, primarily due to strong execution by our brand teams to increase the accommodation choices we offer and provide a continuously improving consumer experience. Accommodation reservation revenue for the second quarter of 2019 increased by 13% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the second quarter of 2019 was RMB3.4 billion (US$496 million), representing a 13% increase from the same period in 2018, primarily driven by strong international air ticketing demand and an increase in ground transportation. Transportation ticketing revenue for the second quarter of 2019 increased by 2% from the previous quarter.

Packaged-tour revenue for the second quarter of 2019 was RMB1.1 billion (US$153 million), representing a 25% increase from the same period in 2018, primarily driven by significant traffic from offline stores and high demand of customized tours. Packaged-tour revenue for the second quarter of 2019 remained consistent with that for the previous quarter.

Corporate travel revenue for the second quarter of 2019 was RMB309 million (US$45 million), representing a 21% increase from the same period in 2018, primarily driven by expansion in corporate customer base and an optimized product mix trend. Corporate travel revenue for the second quarter of 2019 increased by 30% from the previous quarter, primarily due to seasonality.

Gross margin was 79% for the second quarter of 2019, compared to 80% in the same period in 2018, and remained consistent with that for the previous quarter.

Product development expenses for the second quarter of 2019 increased by 17% to RMB2.6 billion (US$385 million) from the same period in 2018, product development expenses increased by 4% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses for the second quarter of 2019 accounted for 30% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP product development expenses for the second quarter of 2019 accounted for 28% of the net revenue for the same period, which increased from 27% in the same period in 2018 and remained consistent with those for the previous quarter.

Sales and marketing expenses for the second quarter of 2019 decreased by 4% to RMB2.1 billion (US$307 million) from the same period in 2018, decreased by 5% from the previous quarter, primarily due to a decrease in sales and marketing activities related expenses. Sales and marketing expenses for the second quarter of 2019 accounted for 24% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the second quarter of 2019 accounted for 24% of the net revenue for the same period, which decreased from 29% in the same period in 2018 and 27% in the previous quarter.

General and administrative expenses for the second quarter of 2019 increased by 18% to RMB810 million (US$118 million) from the same period in 2018, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses decreased by 2% from the previous quarter. General and administrative expenses for the second quarter of 2019 accounted for 9% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 8% of the net revenue for the same period, which increased from 7% in the same period in 2018 and remained consistent with those for the previous quarter.

Income from operations for the second quarter of 2019 was RMB1.3 billion (US$194 million), compared to income from operations of RMB724 million in the same period in 2018 and RMB885 million in the previous quarter. Income from operations increased by 84% year-over-year in the second quarter of 2019. Excluding share-based compensation charges, non-GAAP income from operations was RMB1.7 billion (US$251 million), compared to RMB1.2 billion in the same period in 2018 and RMB1.4 billion in the previous quarter. Non-GAAP income from operations increased by 43% year-over-year in the second quarter of 2019.

Operating margin was 15% for the second quarter of 2019, compared to 10% in the same period in 2018, and 11% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 20%, compared to 16% in the same period in 2018 and 17% in the previous quarter.

Income tax expense for the second quarter of 2019 was RMB336 million (US$49 million), compared to RMB322 million in the same period of 2018 and RMB677 million in the previous quarter. The change in our effective tax rate was primarily due to changes in the profitability of our subsidiaries that have different tax rates, including certain non-taxable income of the fair value changes in equity securities investments.

Net loss attributable to Ctrip’s shareholders for the second quarter of 2019 was RMB403 million (US$59 million), compared to net income attributable to Ctrip’s shareholders of RMB2.4 billion in the same period in 2018 and RMB4.6 billion in the previous quarter, mainly due to the RMB1.3 billion loss from fair value changes in equity securities investments. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Ctrip’s shareholders was RMB1.3 billion (US$193 million), compared to RMB1.1 billion in the same period in 2018 and RMB1.8 billion in the previous quarter.

Diluted losses per ADS were RMB0.73 (US$0.11) for the second quarter of 2019. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB2.25 (US$0.33) for the second quarter of 2019.

As of June 30, 2019, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB67.8 billion (US$9.9 billion).

Business Outlook

For the third quarter of 2019, the Company expects the net revenue growth to continue at a year-over-year rate of approximately 10%-15%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, will announce its second quarter of 2019 results on Monday, September 9, 2019, U.S. Time, after the market closes.

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on September 9, 2019 (or 8:00AM on September 10, 2019 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	1-855-881-1339 or 1-914-202-3258
Hong Kong:	800-966-806
Mainland China:	400-120-0659
International:	+61-731-454-010
Passcode:	10001548

For pre-registration, please click

https://s1.c-conf.com/diamondpass/Ctrip-10001548-invite.html

A telephone replay of the call will be available after the conclusion of the conference call until September 17, 2019. The dial-in details for the replay:

International dial-in number:	+61-7-3107-6325
Passcode:	10001548

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Ctrip’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	21,530	23,002	3,351
Restricted cash	4,244	3,901	568
Short-term investments	36,753	32,949	4,799
Accounts receivable, net	5,668	7,927	1,155
Prepayments and other current assets	11,199	12,386	1,804

Total current assets	79,394	80,165	11,677

Long-term deposits and prepayments	768	988	144
Land use rights	94	93	13
Property, equipment and software	5,872	5,879	856
Investments	26,874	35,000	5,098
Goodwill	58,026	57,920	8,437
Intangible assets	13,723	13,388	1,950
Other long-term receivable	229	23	3
Right-of-use asset*	—	1,058	154
Deferred tax assets	850	758	110

Total assets	185,830	195,272	28,442

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	36,011	37,690	5,490
Accounts payable	11,714	12,925	1,883
Salary and welfare payable	3,694	4,234	617
Taxes payable	1,019	1,175	171
Advances from customers	9,472	10,680	1,556
Accrued liability for customer reward program	528	470	68
Other payables and accruals*	6,346	7,455	1,083

Total current liabilities	68,784	74,629	10,868

Deferred tax liabilities	3,838	3,657	533
Long-term debt	24,146	21,673	3,157
Other long-term liabilities	329	123	18
Long-term lease liability*	—	696	101

Total liabilities	97,097	100,778	14,677

MEZZANINE EQUITY
Redeemable non-controlling interests	—	432	63

SHAREHOLDERS’ EQUITY

Total Ctrip.com International, Ltd. shareholders’ equity	86,715	92,077	13,413

Non-controlling interests	2,018	1,985	289

Total shareholders’ equity	88,733	94,062	13,702

Total liabilities, mezzanine equity and shareholders’ equity	185,830	195,272	28,442

*

The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the additional transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were required. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019
	RMB (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue:
Accommodation reservation	2,810	3,019	3,410	497
Transportation ticketing	3,024	3,354	3,407	496
Packaged-tour	839	1,045	1,051	153
Corporate travel	255	238	309	45
Others	429	517	524	76

Total revenue	7,357	8,173	8,701	1,267

Less: Sales tax and surcharges	(38)	(9)	(10)	(1)

Net revenue	7,319	8,164	8,691	1,266

Cost of revenue	(1,469)	(1,689)	(1,798)	(262)

Gross profit	5,850	6,475	6,893	1,004

Operating expenses:
Product development ***	(2,251)	(2,544)	(2,642)	(385)
Sales and marketing ***	(2,191)	(2,222)	(2,108)	(307)
General and administrative ***	(684)	(824)	(810)	(118)

Total operating expenses	(5,126)	(5,590)	(5,560)	(810)

Income from operations	724	885	1,333	194

Interest income	324	487	562	82
Interest expense	(371)	(441)	(426)	(62)
Other income/(loss) **	2,256	4,616	(1,412)	(206)

Income before income tax expense, equity in income of affiliates and non-controlling interests	2,933	5,547	57	8

Income tax expense **	(322)	(677)	(336)	(49)
Equity in (loss) of affiliates	(213)	(283)	(123)	(18)

Net income/(loss)	2,398	4,587	(402)	(59)

Net (income)/loss attributable to non-controlling interests	(17)	30	7	1
Accretion to redemption value of redeemable non-controlling interests	—	(4)	(8)	(1)

Net income/(loss) attributable to Ctrip.com International, Ltd.	2,381	4,613	(403)	(59)
Comprehensive income/(loss) attributable to Ctrip.com International, Ltd. **	1,443	4,631	(308)	(45)

Earnings/(losses) per ordinary share
- Basic	34.84	66.54	(5.81)	(0.85)
- Diluted	31.09	59.59	(5.81)	(0.85)

Earnings/(losses) per ADS
- Basic	4.36	8.32	(0.73)	(0.11)
- Diluted	3.89	7.45	(0.73)	(0.11)

Weighted average ordinary shares outstanding
- Basic	68,351,426	69,345,914	69,484,264	69,484,264
- Diluted	80,424,419	79,218,054	69,484,264	69,484,264
- Diluted-non GAAP	75,802,146	79,218,054	77,807,991	77,807,991

*** Share-based compensation included in Operating expenses above is as follows:
Product development	268	251	215	31
Sales and marketing	44	38	34	5
General and administrative	168	196	144	21

** Fair value changes of equity securities investments included in Net income/(loss) is as follow:
Fair value (income)/loss of equity securities investments, net of tax	(1,750)	(3,348)	1,339	195

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended June 30, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,642)	30%	215	2%	(2,427)	28%
Sales and marketing	(2,108)	24%	34	0%	(2,074)	24%
General and administrative	(810)	9%	144	2%	(666)	8%

Total operating expenses	(5,560)	64%	393	5%	(5,167)	59%
Income from operations	1,333	15%	393	5%	1,726	20%
Fair value changes of equity securities investments, net of tax	(1,339)	-15%	1,339	15%	—	0%
Net (loss)/income attributable to Ctrip’s shareholders	(403)	-5%	1,732	20%	1,329	15%
Diluted (losses)/earnings per ordinary share (RMB)	(5.81)		23.81		18.00
Diluted (losses)/earnings per ADS (RMB)	(0.73)		2.98		2.25
Diluted (losses)/earnings per ADS (USD)	(0.11)		0.43		0.33

	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,544)	31%	251	3%	(2,293)	28%
Sales and marketing	(2,222)	27%	38	0%	(2,184)	27%
General and administrative	(824)	10%	196	2%	(628)	8%

Total operating expenses	(5,590)	68%	485	6%	(5,105)	63%
Income from operations	885	11%	485	6%	1,370	17%
Fair value changes of equity securities investments, net of tax	3,348	41%	(3,348)	-41%	—	0%
Net income/(loss) attributable to Ctrip’s shareholders	4,613	57%	(2,863)	-35%	1,750	21%
Diluted earnings/(losses) per ordinary share (RMB)	59.59		(36.15)		23.44
Diluted earnings/(losses) per ADS (RMB)	7.45		(4.52)		2.93
Diluted earnings/(losses) per ADS (USD)	1.11		(0.67)		0.44

	Quarter Ended June 30, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,251)	31%	268	4%	(1,983)	27%
Sales and marketing	(2,191)	30%	44	1%	(2,147)	29%
General and administrative	(684)	9%	168	2%	(516)	7%

Total operating expenses	(5,126)	70%	480	7%	(4,646)	63%
Income from operations	724	10%	480	7%	1,204	16%
Fair value changes of equity securities investments, net of tax	1,750	24%	(1,750)	-24%	—	0%
Net income/(loss) attributable to Ctrip’s shareholders	2,381	33%	(1,270)	-17%	1,111	15%
Diluted earnings/(losses) per ordinary share (RMB)	31.09		(15.88)		15.21
Diluted earnings/(losses) per ADS (RMB)	3.89		(1.99)		1.90
Diluted earnings/(losses) per ADS (USD)	0.59		(0.30)		0.29

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8650 on June 28, 2019 published by the Federal Reserve Board.